                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934
     For the fiscal year ended December 31, 1999

                                       OR


[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE   SECURITIES EXCHANGE
     ACT OF 1934
     For the transition period from ________________ to ________________.


                           Commission File No.: 0-12954


     A. Full title of the plan and the address of the plan, if different from that of the issuer below:

                           Cadmus Thrift Savings Plan


     B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:

                       Cadmus Communications Corporation
                             6620 West Broad Street
                            Richmond, Virginia 23230

                              REQUIRED INFORMATION

     The following financial statements are furnished for the Cadmus Thrift Savings Plan:



                    Report of Independent Public Accountants

   Statements of Net Assets Available for Plan Benefits - Modified Cash Basis
                        as of December 31, 1999 and 1998

 Statement of Changes in Net Assets Available for Plan Benefits - Modified Cash
                                     Basis
                      for the Year Ended December 31, 1999

     Notes to Financial Statements and Schedule December 31, 1999 and 1998

     Schedule of Assets Held for Investment Purposes - Modified Cash Basis
                            as of December 31, 1999

                   Consent of Independent Public Accountants

Cadmus Thrift Savings Plan

Financial Statements
As of December 31, 1999 and 1998
Together With Auditors' Report

Report of Independent Public Accountants

To the Plan Administrator and Participants of the Cadmus Thrift Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits - modified cash basis, of the Cadmus Thrift Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits - modified cash basis, for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and schedule were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the year ended December 31, 1999, on the modified cash basis of accounting as described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 20, 2000                                          /s/ Arthur Andersen LLP
Richmond, Virginia

                          Cadmus Thrift Savings Plan




                               Table of Contents
                                                                                                     Page
Statements of Net Assets Available for Plan Benefits - Modified Cash Basis
   As of December 31, 1999 and 1998                                                                   1

Statement of Changes in Net Assets Available for Plan Benefits -
Modified Cash Basis
   For the Year Ended December 31, 1999                                                               2
Notes to Financial Statements and Schedule
   December 31, 1999 and 1998                                                                         3
Schedule of Assets Held for  Investment Purposes - Modified Cash Basis
   As of December 31, 1999                                                                            8


                    Cadmus Thrift Savings Plan

Statements of Net Assets Available for Plan Benefits - Modified Cash Basis As of December 31, 1999 and 1998

                                                                                                       1999          1998
                                                                                                    -----------   ------------
Assets:
 Investments, participant-directed, at fair value (Note 3)-                                         $95,047,464   $89,196,977
 Participant loans receivable                                                                         2,696,495     2,544,563
                                                                                                    -----------   -----------
Net assets available for plan benefits                                                              $97,743,959   $91,741,540
                                                                                                    ===========   ===========

        The accompanying notes are an integral part of these statements.

Cadmus Thrift Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits - Modified Cash Basis For the Year Ended December 31, 1999


Additions:
Investment income-
  Interest                                                                                        $   226,898
  Dividends                                                                                         5,499,406
  Net appreciation in the fair value of investments                                                 4,532,771
 Contributions:
  Employer                                                                                            729,822
  Participants                                                                                      5,167,293
  Rollovers                                                                                         1,671,338
  Loan offsets                                                                                       (243,588)
                                                                                                  -----------
Total additions                                                                                    17,583,940
                                                                                                  -----------
Deductions:
 Benefits paid to participants                                                                     11,484,872
 Fiduciary and investment manager fees                                                                 96,649
                                                                                                  -----------
 Total deductions                                                                                  11,581,521
                                                                                                  -----------
Net additions                                                                                       6,002,419
Net assets available for plan benefits:
 Beginning of year                                                                                 91,741,540
                                                                                                  -----------
 End of year                                                                                      $97,743,959
                                                                                                  ===========

        The accompanying notes are an integral part of this statement.

Cadmus Thrift Savings Plan

Notes to Financial Statements and Schedule
December 31, 1999 and 1998

1. Plan Description:

General

The following description of the Cadmus Thrift Savings Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

The Plan is a defined contribution thrift savings plan established by Cadmus Communications Corporation and its subsidiary companies that have adopted the Plan (collectively, the "Company") under the provisions of Section 401(a) of the Internal Revenue Code (the "Code"). The provisions include a qualified cash or deferred arrangement as described in Section 401(k) of the Code for the benefit of eligible employees of the Company. All employees of the Company who have completed one month of service, as defined, are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Plan Administration

Overall responsibility for administering the Plan rests with the Benefits and Investment Committee (the "Committee") of the Board of Directors of the Company. The Plan administrator is responsible for the daily operation of the Plan. T. Rowe Price Trust Company ("T. Rowe Price") is trustee for the Plan.

Contributions

Under the terms of the Plan, participants may make pretax contributions ranging from 2 to 18 percent of their compensation. The Company will make a quarterly matching contribution out of its profits in an amount equal to 25 percent of participants' savings contributions, with matching contributions being based on the lesser of each participant's contribution or 6 percent of the participant's compensation as defined in the Plan document. The Company may also, at its discretion, make an additional annual matching contribution in an amount equal to a percentage (determined annually) of participants' savings contributions, with matching contributions being based on the lesser of each participant's contribution or 6 percent of the participant's compensation as defined in the Plan document.

Vesting

Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions is based on years of continuous service. A participant vests according to the following schedule:

                                                                               Vested
Number of Years of Thrift Vesting Service                                     Interest
-----------------------------------------                                    ----------
Less than 2 years                                                                 0%
2 years but less than 3 years                                                    20%
3 years but less than 4 years                                                    40%
4 years but less than 5 years                                                    60%
5 years but less than 6 years                                                    80%
6 years or more                                                                 100%

Forfeitures are used to reduce Company matching contributions or to pay administrative expenses of the Plan.

Benefits

Upon termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account. The form of payment is a lump-sum distribution or an annuity to be paid in semi-annual installments for up to five years or, in certain cases, for life.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations of income and expenses are based on the proportion that each participant's account balance bears to the total of all participant account balances.

Loans to Participants

Participants in the Plan may borrow from their vested account balance in the Plan. The minimum that can be borrowed is $1,000, and loans are in $100 increments. Only one loan per participant may be outstanding at any time.
Loans are repayable through payroll deductions and must be repaid to the Plan within five years of the borrowing. The interest rate is 1.5 percent over The Wall Street Journal's prime rate at the time of the borrowing and is fixed over the life of the loan. As of December 31, 1999, interest rates ranged from 7.5 percent to 11.0 percent.

2. Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the modified cash basis of accounting. Investments are adjusted to fair value, while contributions and expenses are recognized as cash is received or paid. Receivables, payables, and accrued expenses are not reflected. Such contributions receivable and fees payable were approximately $1,234,000 and $31,000, respectively, as of December 31, 1999; the corresponding amounts as of December 31, 1998, were $601,000 and $15,000, respectively.

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Investment Valuation

Cadmus common stock and mutual funds are traded on a national securities exchange and are valued at the last reported sales price on the last business day of the plan year; investments traded on the over-the-counter market and listed securities for which no sale was reported on the last day of the Plan year are valued at the last reported bid price. The Stable Value Common Trust Fund is valued at fair value which approximates contract value. The average yields for the Stable Value Fund were 5.8 and 6.3 percent for the years ended December 31, 1999 and 1998, respectively. As of December 31, 1999 and 1998, the interest rates for the Stable Value Common Trust Fund ranged from 5.35 percent to 10 percent.

Income Recognition

Interest and dividend income are recorded as earned on the modified cash basis.

Net Appreciation in Fair Value of Investments

Net realized and unrealized appreciation is recorded in the accompanying statement of changes in net assets available for plan benefits - modified cash basis, as net appreciation in the fair value of investments.

Administrative Expenses

Administrative expenses of the Plan are paid jointly by the Company and participants in the Plan. Each participant is charged a quarterly fee of $5.00 to be applied to the administrative expenses of the Plan. All investment advisory fees are paid by the Plan and are reduced by applicable forfeitures. Certain management, accounting, and audit services are provided to the Plan by the Company. The Plan is not charged for these services.

Reclassifications

Certain previously reported amounts have been reclassified to conform to current-year presentation.

3. Investments:

Participants may direct their contributions, employer matching contributions, and any related earnings into nine investment options offered by the Plan. The Plan currently offers one common/collective trust, seven mutual funds, and one fund investing in Cadmus Communications Corporation common stock as investment options for participants. Participants may change their investment elections at any time.

The fair values of individual assets that represent 5 percent or more of the Plan's net assets available for plan benefits as of December 31, 1999 and 1998, are as follows:

                                                                                      1999           1998
                                                                                  ------------   -----------
T. Rowe Price Balanced Fund                                                        $28,791,758   $27,788,242
T. Rowe Price Stable Value Common Trust Fund                                        17,604,577    16,986,544
T. Rowe Price Growth Stock Fund                                                     14,866,011    12,468,810
T. Rowe Price Equity Index Fund                                                     18,853,963    16,186,768
T. Rowe Price Small-Cap Value Fund                                                       *         5,319,874

* Represents less than 5 percent of net assets available for plan benefits as of December 31, 1999.

During 1999, the Plan's investments appreciated (depreciated) in fair value as follows:

Mutual funds                                                                                     $ 5,834,288
Common stock                                                                                      (1,301,517)
                                                                                                 -----------
Net appreciation                                                                                 $ 4,532,771
                                                                                                 ===========

4. Tax Status:

The Plan has received a favorable determination letter dated January 17, 1996, from the Internal Revenue Service ("IRS") stating that the Plan was designed in accordance with applicable Plan design requirements as of that date, and as a result, the underlying trust is tax exempt. The Plan administrator is of the opinion that the Plan continues to operate as designed.

5. Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

6. Reconciliation to Form 5500:

The Plan's Form 5500 reflects the receivables and accruals discussed in Note 2. In addition, the Plan had $101,979 and $84,304, respectively, of pending distributions to participants as of December 31, 1999 and 1998. These amounts are recorded as a liability in the Plan's Form 5500 but are not included in the liabilities discussed in Note 2.

The following table reconciles net assets available for plan benefits per the financial statements to Form 5500 as filed by the Company for the years ended December 31, 1999 and 1998.


                                                                             Additions      Deductions      Net Assets Available
                                                     Plan        Plan         to Net        From Net         for Plan Benefits
                                                    Assets    Liabilities     Assets         Assets         1999           1998
                                                ------------  -----------  -----------    -----------   --------------------------

Per financial statements                        $97,743,959   $    --     $17,583,940    $11,581,521    $97,743,959   $91,741,540

1999 amounts pending distribution to
participants                                             --   101,979              --        101,979       (101,979)           --
1998 amounts pending distribution to
participants                                             --        --              --        (84,304)            --       (84,304)
1999 contributions receivable                     1,233,715        --       1,233,715             --      1,233,715            --
1998 contributions receivable                            --        --        (600,890)            --             --       600,890
1999 fees payable                                        --    31,210              --         31,210        (31,210)           --
1998 fees payable                                        --        --              --        (15,337)            --       (15,337)
                                                -----------  --------     -----------    -----------    -----------   -----------
Per Form 5500                                   $98,977,674  $133,189     $18,216,765    $11,615,069    $98,844,485   $92,242,789
                                                ===========  ========     ===========    ===========    ===========   ===========

7. Related-Party Transactions:

The Plan invests in a number of T. Rowe Price mutual funds, a T. Rowe Price Common/ Collective trust, and Cadmus Communications Corporation common stock. These are related-party transactions and are identified as parties-in-interest in the accompanying schedule.

8. New Accounting Pronouncement:

The Accounting Standards Executive Committee issued Statement of Position 99-3, ("SOP") "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. The SOP was adopted for the 1999 financial statements and, as such, the 1998 financial statements have been reclassified to eliminate the participant directed fund investment program disclosures.

Cadmus Thrift Savings Plan

Schedule of Assets Held for
Investment Purposes - Modified Cash Basis
As of December 31, 1999

Description of Investment                                         Type of Investment               Fair Value
--------------------------------------------------           -----------------------------       --------------
T. Rowe Price Balanced Fund*                                 Mutual fund                         $28,791,758
T. Rowe Price Stable Value Common Trust Fund*                Common/Collective trust              17,604,577
T. Rowe Price Growth Stock Fund*                             Mutual fund                          14,866,011
T. Rowe Price Equity Index Fund*                             Mutual fund                          18,853,963
T. Rowe Price Small-Cap Value Fund*                          Mutual fund                           4,308,975
T. Rowe Price International Stock Fund*                      Mutual fund                           3,997,734
Cadmus Communications Corporation*                           Common stock (203,489 shares)         1,441,028
T. Rowe Price Reserve Fund*                                  Mutual fund                             380,846
T. Rowe Price New Horizons Fund*                             Mutual fund                           2,732,016
T. Rowe Price U.S. Treasury Intermediate Fund*               Mutual fund                           2,070,556
Participant loans                                            Participant loans, 7.5% to 11.0%,     2,696,495
                                                             maturing at various dates

*  Represents a party-in-interest

        The accompanying notes are an integral part of this schedule.
8

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

                                           CADMUS THRIFT SAVINGS PLAN
                                           Cadmus Communications Corporation
                                           (As Plan Administrator)


       June 28, 2000                       By: /s/  David E. Bosher
  -----------------------                      ----------------------
         (Date)                                David E. Bosher
                                               Sr. Vice President, Chief
                                                 Financial Officer and Treasurer